Exhibit 99.23

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Issuer

Ero Copper Corp. (“Ero” or the “Company”)

1050 – 625 Howe Street
Vancouver, BC V6C 2T6

Item 2.	Date of Material Change

November 24, 2020.

Item 3.	News Release

A news release dated November 24, 2020, announcing the material change referred to in this report, was disseminated through GlobeNewswire and filed on SEDAR (www.sedar.com) on November 24, 2020.

Item 4.	Summary of Material Change

Ero announced its 2020 updated National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant mineral reserve and resource estimate along with updated life of mine (“LOM”) production, capital and operating cost projections for its 97.6% owned NX Gold Mine, located in Mato Grosso State, Brazil.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company is pleased to announce its 2020 updated National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant mineral reserve and resource estimate along with updated life of mine (“LOM”) production, capital and operating cost projections for its 97.6% owned NX Gold Mine, located in Mato Grosso State, Brazil. The update incorporates the results of ongoing exploration efforts undertaken on the Santo Antonio Vein which was discovered in early 2019 and brought into operation in Q4 of 2019 by the Company. Highlights of the update include:

•	A 55% increase in contained gold within the Indicated mineral resource category, inclusive of mineral reserves, as compared to the Indicated mineral resources set out in the 2019 Technical Report (as defined below), totalling 770,231 tonnes grading 10.90 grams per tonne containing 269,936 ounces of gold;

•	A 78% increase in contained gold within the Probable mineral reserve category, as compared to the Probable mineral reserves set out in the 2019 Technical Report, totalling 862,134 tonnes grading 8.83 grams per tonne containing 244,650 ounces of gold;

•	A 37% increase in contained gold, at a 13% increase in grade, within the Inferred mineral resource category as compared to the Inferred mineral resources set out in the 2019 Technical Report, providing a roadmap for ongoing exploration programs to further extend the mine’s life, with potential for higher grades, through conversion of this material in the future. The 2020 Inferred mineral resource totals 573,772 tonnes grading 10.55 grams per tonne containing approximately 194,556 ounces of gold; and,

•	An updated LOM plan derived from the updated mineral reserve estimate, outlining a six-year mine life, producing a total of approximately 227,000 ounces of gold, at an average annual production rate of approximately 36,000 ounces of gold (approximately 41,400 over the first four years) at LOM average C1 cash costs* of US$505 per ounce of gold produced and LOM average all-in sustaining costs (“AISC”)* of US$720 per ounce.

Commenting on the NX Gold update, David Strang, President & CEO stated, “The positive results and significant extension of mine life at our NX Gold operations as outlined in our 2020 LOM update reflect the culmination of a multi-year commitment to organically grow our NX Gold operations. This effort began in mid-2018 with the first real exploration program conducted at the property since 2012. In a very short period of time, NX Gold has grown from a mine with no reserves in front of it (as outlined in our 2018 Technical Report) to a low-cost, highly profitable six-year operation featuring an actionable road-map to further grow production and extend mine-life through conversion of our newly defined high-grade Inferred mineral resource.

Our strong belief in the long-term future of NX Gold is best supported by our most recent quarterly exploration results that highlighted the best drill holes drilled to date, all located at the down-plunge limit of known mineralization within the Santo Antonio vein, a strong leading indicator of additional potential to depth. We believe that with continued exploration success, NX Gold has the ability to not only sustain production at these levels well into the future, but ultimately significantly increase production volumes from the mine, thereby utilizing more of the plant’s excess capacity. As outlined in our recently revised guidance for 2020, during the fourth quarter and into next year, we are fully committed to this growth effort as evidenced through the installation of a modular paste-fill plant and additional allocation to exploration at the mine. We expect to ramp up drilling efforts to encompass eight drill rigs by year-end operating on both near-mine and regional programs throughout the extensive land package controlled by NX Gold.

The emergence of NX Gold over these past few years is a real credit to our operating and exploration teams at the mine and the shared vision throughout our organization of what the NX Gold operations can be. For the first time in our Company’s history, we feel we have a LOM plan that is beginning to showcase NX Gold’s potential.

*C1 cash costs per ounce of gold produced and AISC are non-IFRS measures, as more particularly discussed under the “Technical and Scientific Information” section of this press release.

The updated NX Gold mineral reserve and resource estimate is shown in the following table:

Classification	Tonnage (000 tonnes)	Grade (gpt Au)	Au Contained (000 ounces)
Probable Mineral Reserve
Santo Antonio Vein	862.1	8.83	244.7
Brás Vein	-	-	-
Buracão Vein	-	-	-
Total Probable Reserve	862.1	8.83	244.7

Indicated Mineral Resource (inclusive of Reserves)
Santo Antonio Vein	763.3	10.97	269.2
Brás Vein	6.9	3.36	0.7
Buracão Vein	-	-	-
Total Indicated Resource	770.2	10.90	269.9

Inferred Mineral Resource
Santo Antonio Vein	267.8	13.08	112.6
Matinha Vein	149.0	12.15	58.2
Brás Vein	149.3	4.81	23.1
Buracão Vein	7.7	2.77	0.7
Total Inferred Resource	573.8	10.55	194.6

Mineral Reserve & Resource Notes:

1.	Mineral Resource effective date of August 31, 2020.
2.	Mineral Reserve effective date of September 30, 2020.
3.	Presented Indicated mineral resources inclusive of mineral reserves. Indicated mineral resource totals are undiluted. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
4.	Grade-shell 3D models using 1.20 gram per tonne (“gpt”) gold were used to generate a 3D mineralization model of the NX Gold Mine. Mineral resources were estimated using ordinary kriging within 2.5 meter by 2.5 meter by 0.5 meter block size. Mineral resource were constrained using a minimum stope dimension of 1.25 meters by 1.25 meters by 1.50 meters and a cut-off of 1.90 gpt based on gold price of US$1,900 per ounce of gold and total underground mining and processing costs of US$115.14 per tonne of ore mined and processed. The mineral resource estimates were prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”), and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 23, 2003 (the ‘CIM Guidelines”), using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.
5.	Mineral reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral reserves are based on a long-term gold price of US$1,650 per ounce (“oz”), and a USD:BRL foreign exchange rate of 5.00. Mineral reserves are the economic portion of the Indicated mineral resources. Mineral reserve estimates include operational dilution of 17.4% plus planned dilution of approximately 8.5% within each stope for room-and-pillar mining areas and operational dilution of 3.2% plus planned dilution of 21.2% for cut-and-fill mining areas. Assumes mining recovery of 92.5% and 94.7% for room-and-pillar and cut-and-fill areas, respectively. Practical mining shapes (wireframes) were designed using geological wireframes / mineral resource block models as a guide.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

UPDATED LOM PRODUCTION PLAN

The Company’s updated LOM production plan, prepared in conjunction with the updated mineral reserve estimate, outlines a six-year LOM with total production of approximately 226,600 ounces and average annual production of approximately 41,400 ounces of gold over the first four years. In total, approximately 860,000 tonnes of ore are projected to be mined and processed grading an average of approximately 8.80 grams per tonne of gold.

	Q4 2020*	2021	2022	2023	2024	2025	2026
Ore Mined & Processed (000 tonnes)	46.5	167.0	179.4	170.9	139.4	80.6	78.4
Au Grade (gpt)	7.61	7.21	8.34	9.13	9.61	9.87	11.61
Recovery (%)	92.1%	92.1%	92.1%	92.0%	92.0%	92.0%	92.0%
Gold Production (oz)	10,458	35,647	44,291	46,121	39,631	23,550	26,901
Silver Production (oz)	5,980	20,370	25,309	26,355	22,646	13,457	15,372

(*) 2020 production outlines the mineral reserve schedule for the three months from the effective date of September 30, 2020 to December 31, 2020. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

UPDATED LOM OPERATING & CAPITAL COSTS

The updated production plan has resulted in changes to the forecast operating and capital cost estimates. The tables below show the operating and capital costs for the updated LOM production schedule, and further reconciles C1 Cash Costs and AISC as outlined by the Company.

	Q4 2020[1]	2021	2022	2023	2024	2025	2026
Tonnes Processed (000s)	46.5	167.0	179.4	170.9	139.4	80.6	78.4
Exchange Rate (USD:BRL)	5.00	5.00	5.00	5.00	5.00	5.00	5.00
Gold Price (US$/oz)	1,750	1,750	1,750	1,750	1,750	1,750	1,750
Silver Price (US$/oz)	18.00	18.00	18.00	18.00	18.00	18.00	18.00

Operating Cost Detail (R$ 000s)
Mining Costs (incl. Development)	20,982	88,365	93,448	65,702	60,909	36,084	39,012
Processing Costs	7,618	35,352	36,064	35,308	32,537	19,255	20,787
Operational Support	5,113	19,640	17,333	17,333	17,333	10,400	11,440
Sub Total (R$ 000s)	33,714	143,357	146,845	118,343	110,778	65,739	71,238
less: Silver Credit	(538)	(1,833)	(2,278)	(2,372)	(2,038)	(1,211)	(1,383)
less: Capitalized Development	(9,531)	(36,964)	(19,822)	(1,705)	(418)	-	-
less: Operator Bonus Provision	(775)	(6,154)	(6,154)	(6,154)	(6,154)	(6,154)	(6,154)
Total, C1 Basis (R$ 000s)	22,870	98,405	118,591	108,111	102,167	58,373	63,700
C1 Cast Cost (R$ per oz)	$2,187	$2,761	$2,678	$2,344	$2,578	$2,479	$2,368
C1 Cash Cost (US$ per oz)	$437	$552	$536	$469	$516	$496	$474
add: G&A (incl. Bonus Provision)	4,398	20,023	20,023	20,023	20,023	14,476	15,308
add: Sustaining Capital (incl. Development)[2]	12,201	43,543	32,109	5,652	3,257	2,484	-
add: CFEM Royalty (1.5%)	1,381	4,706	5,847	6,089	5,232	3,109	3,552
add: Transport & Insurance	20	72	72	72	72	72	72
Total, AISC Basis (R$ 000s)	$40,870	$166,750	$176,643	$139,947	$130,752	$78,514	$82,632
AISC (R$ per oz)	$3,908	$4,678	$3,988	$3,034	$3,299	$3,334	$3,072
AISC (US$ per oz)	$782	$936	$798	$607	$660	$667	$614

C1 Cash Cost / AISC Notes:

1.	2020 operating costs are presented for the three months of the mineral reserve schedule from the effective date of September 30, 2020 to December 31, 2020.
2.	Sustaining Capital (including Development) as further detailed in the “Capital Expenditures” table of this press release.
3.	C1 cash costs per ounce of gold produced and AISC are non-IFRS measures, as more particularly discussed under the “Technical and Scientific Information” section of this press release.
4.	Operating Costs presented in thousands, Brazilian real (“BRL”)

	Q4 2020[1]	2021	2022	2023	2024	2025	2026
Capital Expenditures (R$ 000s)
Development	9,531	36,964	19,822	1,705	418	-	-
Equipment	750	5,415	5,783	788	-	-	-
Ventilation & Safety Equipment	950	514	260	300	250	230	-
Environment	419	650	280	240	350	180	-
Other, Sustaining	552	0	5,964	2,618	2,239	2,074	-
Sustaining Capital, Sub-Total	12,201	43,543	32,109	5,652	3,257	2,484	-

Infrastructure	7,886	5,608	2,470	640	230	68	-
Other, Non-Sustaining (incl. Growth)	3,923	21,121	2,456	4,898	2,915	827	-
Exploration / Drilling	12,000	-	-	-	-	-	-
Reclamation & Closure Costs	-	-	-	-	-	-	24,939
Non-Sustaining Capital, Sub-Total	23,809	26,729	4,926	5,538	3,145	895	24,939

Total Capital Costs (R$ 000s)	36,010	70,272	37,035	11,189	6,402	3,379	24,939

Capital Expenditure Notes:

1.	2020 capital expenditure presented for the three months of the mineral reserve schedule from the effective date of September 30, 2020 to December 31, 2020.
2.	Amounts shown do not include discretionary greenfield or brownfield exploration in years 2021 through 2026.
3.	Capital expenditures presented in thousands, Brazilian real (“BRL”)

TECHNICAL AND SCIENTIFIC INFORMATION

Mineral Resources

Block model tonnage and grade estimates for the NX Gold Mine were classified according to the CIM Standards and the CIM Guidelines by Sr. Porfirio Cabaleiro Rodriguez of GE21 Consultoria Mineral Ltda. (“GE21”) who is an independent qualified person as such term is defined under NI 43-101.

Grade shells using a value of 1.20 gpt gold were used to generate a 3D mineralization model of the NX Gold Mine. Within the grade shells, mineral resources were estimated using ordinary kriging within 2.5 meter by 2.5 meter by 0.5 meter block size, and the mineral resource estimate was constrained using a minimum stope dimension of 1.25 meters by 1.25 meters by 1.50 meters and a cut-off of 1.90 gpt based on gold price of US$1,900 per ounce of gold, underground mining and processing costs of US$115.14 per tonne of ore mined and processed. Indicated mineral resources are presented undiluted and are shown inclusive of mineral reserves.

Mineral resource effective date of August 31, 2020.

Mineral Reserves

The mineral reserves for the NX Gold Mine are derived from the Indicated mineral resource as defined within the resource block model following the application of economic and other modifying factors further described below. Inferred mineral resources, where unavoidably mined within a defined mining shape have been assigned zero grade. Dilution occurring from Indicated resource blocks were assigned grade based upon the current mineral resource grade of the blocks included in the dilution envelope. Mineral reserves were classified according to the CIM Standards and the CIM Guidelines by Sr. Porfirio Cabaleiro Rodriguez of GE21, an independent qualified person as such term is defined under NI 43-101.

Mineral reserve cut-off grades and parameters applied to the mineral reserve estimate are summarized below:

•	3.14 gpt applied to mining stopes, in room and pillar mining areas, and 3.22 gpt to stopes in cut and fill mining areas, incorporating mining and development, processing, general and administrative (“G&A”) and indirect costs;

•	0.80 gpt applied to gallery development incorporating development and processing costs; and,

•	2.30 gpt applied to mining marginal material adjacent to planned mining stopes incorporating mining, development and processing costs.

Mineral reserve cost assumptions are based on actual operating cost data during the eight-month period from January 1, 2020 to August 30, 2020, expressed in USD per tonne run-of-mine (“ROM”), converted at a USD:BRL foreign exchange rate of 5.00 corresponding to the average foreign exchange rate during this same period.

A summary of the mineral reserve estimate parameters is provided below:

Mining Costs (US$/tonne ROM)	$76.52

Processing Costs (US$/tonne ROM)	$38.62

G&A Costs (US$/tonne ROM)	$18.10

Indirect Costs (US$/tonne ROM)	$22.07

Metallurgical Recovery (average)	91.00%

Gold Price (US$/oz)	$1,650

Foreign Exchange Rate (USD:BRL)	5.00

Other modifying factors considered in the determination of the mineral reserve estimate include:

•	A cut-off grade of 3.14 gpt was applied to mining stopes within the room and pillar mining areas, and 3.22 gpt to stopes within the cut and fill mining areas, in the determination of planned mining stopes within the mineral resource blocks based on actual operating cost data and past operating performance of the mine.

•	The mining method employed for the Santo Antônio vein is inclined room and pillar for the thicker lower-panel of the vein, and overhand cut and fill for the thinner upper panel of the vein incorporating paste-fill. A new paste-fill plant was designed, at cost of approximately US$2 million, with the aim of improving overhand cut and fill operations as well as enhancing pillar recovery throughout the mine.

•	Maximum stope spans in the room and pillar mining area are based on a design stope of 6m by 4m between pillars. For cut and fill mining areas the size of stopes are based on a designed stope measuring 18m along strike with a frontal slice of 3 vertical meters.

•	Within designed stopes, all contained material was assumed to be mined with no selectivity. Inferred mineral resources, where unavoidably included within a defined mining shape have been included in the mineral reserves estimate at zero grade. Mining dilution resulting from Indicated blocks was assigned the grade of those blocks captured in the dilution envelope using the current mineral resource estimate.

Mineral reserve effective date of September 30, 2020.

Non-IFRS Measures

The Company utilizes certain non-IFRS measures, including C1 cash cost of gold produced, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

AISC of gold produced (per ounce) is the sum of production costs including capital expenditure development costs, sustaining capital costs, on-site general and administrative costs, royalties, transport and insurance contract costs, net of silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measure

QUALITY ASSURANCE / QUALITY CONTROL

Database QA/QC Validation

In order to validate the current mineral resource estimate, GE21 selected a series of quality assurance, quality control (“QA/QC”) samples, including blanks, duplicate and standard control samples from those performed by NX Gold. The set of samples was taken from the current mineral resource estimate zone as well as adjacent areas. In the opinion of GE21, blank, standard and duplicate sample analysis was found to be within the acceptance limits for the classification of mineral resources. No sample or database biases were detected. This work was supplemented by drill hole database validation performed using the Geovia Surpac software database tool which looks to validate final depth, overlapping results and drill hole collar information. No inconsistencies or errors were found in the drill database review.

QA/QC Program

Drill core is logged, photographed and split in half using a diamond core saw at NX Gold’s secure core logging and storage facilities. Half of the drill core is retained on site and the other half-core is used for analysis, with samples collected on a minimum of 0.2 meters and a maximum of 2.0 meters with an average length of 0.5 meters. Sampling commences at least 1.0 meter before the start of the mineralized zone and continues at least 1.0 meters beyond the limit of the mineralized zone. All sample preparation is performed in NX Gold’s secure on-site laboratory. Gold content is determined using fire assay. All sample results used in the preparation of the 2020 updated mineral resource and reserve estimate have been monitored through a QA/QC program that includes the insertion of certified standards, blanks, and pulp and reject duplicate samples at a rate of one standard, one blank, and one duplicate pulp sample per every 20 samples for a blended rate of approximately 5%.

Qualified Persons and the NI 43-101 Technical Report

Sr. Porfirio Cabaleiro Rodriguez, MAIG, has reviewed and approved the scientific and technical information contained in this press release. Mr. Rodriguez is independent of the Company and is a “qualified person” within the meanings of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Company will file the associated NI 43-101 compliant report on SEDAR (www.sedar.com) and on the Company’s website (www.erocopper.com) within 45 days of this press release, which will serve as an update to the technical report entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3, 2020 with an effective date of September 30, 2019, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “2019 Technical Report”). The preceding technical report entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina” prepared by Porfírio Cabaleiro Rodriguez, MAIG, Leonardo Apparicio da Silva, MAIG and Leonardo de Moraes Soares, MAIG all of GE21, who are independent qualified persons under NI 43-101, where applicable, is referenced herein as the “2018 Technical Report”.

5.2       Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance On subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Makko DeFilippo, Vice President, Corporate Development

Tel:	(604) 429-9244	Email: info@erocopper.com

Item 9.	Date of Report

November 24, 2020.

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company's expected operations at the NX Gold Property, the estimation of mineral reserves and mineral resources, the significance of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the potential to convert any portion of the inferred mineral resource base, the significance of any drill results or new discoveries and targets, including without limitation extensions of defined mineralized zones, possibilities for mine life extensions or continuity of down-plunge mineralization, further extensions and expansion of mineralization near the Company’s existing operations of the NX Gold Mine.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Press Release including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Vale do Curaçá Property, NX Gold Mine and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continues to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2019, dated March 12, 2020 (the “AIF”).

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with the CIM Standards.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with Measured or Indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an Inferred mineral resource will be upgraded to an Indicated or Measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, Inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.